UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3

                                  I-TRAX, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    45069D203
                                 (CUSIP Number)

                                DECEMBER 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          2,723,572
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,723,572
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,723,572

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                      7.0%

12       Type of Reporting Person (See Instructions)

                                     IA, CO

ITEM 1(A)       NAME OF ISSUER:

                I-Trax, Inc. (the "Issuer").

ITEM 1(B)       ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                4 Hillman Drive, Suite 130
                Chadds Ford, PA 19137

ITEM 2(A)-(C)   NAME OF PERSON FILING:

                Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut operation.

(D)             Title of Class of Securities: COMMON STOCK, $0.001 PAR VALUE
                                              PER SHARE

ITEM 2(E)       CUSIP NUMBER:

                45069D203

ITEM 3.         THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B)(1)(ii)(E).

                Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.        OWNERSHIP:

               Ownership as of December 31, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

               The number of shares reported in Items (5) - (9) and (11) consists of 69,300 shares of Common Stock and 2,654,272 shares of Common Stock issuable upon the conversion of the shares of Series A preferred stock of the Issuer, in each case, held for the accounts of the Reporting Person's clients.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               The Reporting Person is an investment adviser registered under
               Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               This Item 9 is not applicable.

ITEM 10.       CERTIFICATION:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and corerect.


Date: February 14, 2007                  /s/  Aryeh Davis
                                        ----------------------------------------
                                         By:    Aryeh Davis
                                         Title: Chief Operating Officer,
                                                General Counsel and Secretary